ANNUAL REPORT

2024



BankFirst CORPORATION

NASDAQ: **BFC**
bankfirst.com

OUR PROMISE

We are a relationship-based bank focused on providing innovative solutions that are value driven to the communities we serve.

OUR CULTURE

Bank First's culture celebrates diversity, creativity, and responsiveness, with the highest ethical standards. We support and encourage employees to develop their careers. They are empowered with the tools to be successful and are held accountable for the results they deliver to our customers and shareholders. We maintain a strong credit culture as a foundation of sound asset quality.

OUR VISION

We will sustain our independence by remaining the top-performing provider of financial services in Wisconsin. Our team will strive to create value for our customers and shareholders by forging strong relationships and offering personalized and innovative solutions.

CORPORATE RESPONSIBILITY STATEMENT

Bank First is dedicated to sustainable banking practices, prioritizing environmental stewardship, social well-being, and strong governance. By integrating corporate responsibility factors into our decision-making, we aim to minimize our ecological footprint, promote community development, and ensure transparent and responsible business practices. Bank First strives to make a positive impact in the communities we serve and deliver long-term value to our stakeholders.

ABOUT BANK FIRST CORPORATION

At Bank First Corporation, we're proud to serve as the holding company for Bank First, N.A., a relationship-focused bank providing innovative financial solutions that are value driven to individuals, families, and businesses since 1894. With 26 banking locations across Wisconsin, soon to be 27, we are part of the fabric of each community we serve.

Our growth has been intentional and strategic. We combine organic growth with bank acquisitions to obtain new relationships and expand our footprint while staying rooted in the communities we serve. Today, we employ more than 370 team members passionate about building relationships and delivering personalized financial services.

With approximately $4.5 billion in assets, we offer access to additional financial solutions through trusted partnerships. Insurance services are available through our bond with Ansay & Associates, LLC, and we collaborate with a network of regional firms to offer trust, investment advisory, and other specialized financial services.

We believe in building relationships, meaningful community involvement, and creating long-term value for our customers, shareholders, and employees.

STURGEON BAY
CLINTONVILLE SHAWANO
IOLA HOWARD BELLEVUE
APPLETON DENMARK MISHICOT
WAUPACA REEDSVILLE TWO RIVERS
WAUTOMA OSHKOSH MANITOWOC
FOND DU LAC KIEL VALDERS
TOMAH PLYMOUTH SHEBOYGAN
PARDEEVILLE CEDARBURG
POYNETTE WATERTOWN
CAMBRIDGE



Mike Molepske

Tim McFarlane

Dear Shareholders,

As we reflect on 2024, we are proud to share the progress Bank First has made in delivering on our Promise: *We are a relationship-based bank focused on providing innovative solutions that are value-driven to the communities we serve.* This guiding principle continues to shape everything we do, driving how we serve our valued customers, support our employees, and strengthen the communities we serve.

Elevating the Customer Experience

Our team remained focused on delivering exceptional experiences across every channel, in person and digitally. One of our key accomplishments was upgrading our in-branch account opening platform and streamlining the process for both customers and our frontline team. The new system is faster, more intuitive, and more efficient, enabling our employees to spend less time on paperwork and doing what they do best: engaging with customers and building meaningful relationships. At the same time, we've been laying the groundwork for the launch of our new digital banking platform, scheduled to go live in 2025. This enhanced experience will offer improved functionality, intuitive navigation, and a seamless interface across all devices, ensuring customers enjoy the same high level of service whether they choose to bank with us in person or online.

Branch Development: Built to Last

Our physical branch locations continued to evolve throughout 2024, driven by a vision to elevate the in-branch experience while strengthening ties to our communities. We opened new locations in Green Bay and Fond du Lac and began constructing new state-of-the-art facilities in Sturgeon Bay and Denmark. Renovations are soon to be completed at our Clintonville office. These new and updated spaces are designed with our customers in mind, featuring modern layouts, local artwork, and environmentally conscious design elements. Whenever possible, we partner with local contractors and artists, many of whom are Bank First clients, reinforcing our belief in keeping our investments close to home.

Board Leadership Updates

In 2024, we honored the retirement of two long-serving directors, Dave Sachse and Mike Ansay, whose leadership helped shape our culture and success for more than 14 years. In 2025, we bid farewell to Judy Heun, who retired and relocated to Arizona, and Laura Kohler, who will focus on her business and charitable commitments. Both have brought valuable finance, sustainability, and corporate leadership expertise to the Board. We are deeply grateful for their meaningful contributions and wish them continued success in this next chapter.

We also welcomed three new board members who bring fresh insight and strong alignment with our mission. Erin Davis, Chief Executive Officer of Quality Roasting and founder of QR Transport, brings deep expertise in operations and logistics. Michael Stayer-Suprick, third-generation Chief Executive Officer of Johnsonville Holdings, offers a strong corporate strategy and innovation background. Daniel "Skip" McConeghy, Vice President and Chief Accounting and Tax Officer at Johnson Controls, adds extensive experience in corporate finance, global compliance, and operational transformation. Their collective leadership strengthens our foundation as we advance our long-term strategic goals.

"At Bank First, our commitment to building strong relationships and delivering innovative, value-driven solutions remains at the core of everything we do. We are grateful to our shareholders for the trust you've placed in us—it empowers us to grow thoughtfully and invest boldly in technologies that position us for the future."

~ Mike Molepske

Recognized for Strength and Excellence

Despite challenges in the interest rate environment, Bank First remained disciplined, adaptable, and focused on maintaining stability, which is an approach that positioned us well in a competitive landscape. We are incredibly proud to share that our efforts didn't go unnoticed. In 2024, several highly regarded national organizations recognized Bank First for our financial performance, operational excellence, and strategic focus. A summary of these recognitions and what they mean for our stakeholders can be found later in this report.

Growth with Purpose

At Bank First, growth isn't just about getting bigger, it's about evolving through innovation, continuous curiosity, and a daily commitment to doing better for our customers and communities. In 2024, we remained focused on organic growth, deepening relationships one customer at a time. We also continued to invest in our people and innovation, developing internal and external systems to streamline operations, improve the user experience, and enhance the tools available to our teams. These enhancements are designed to improve speed, service, and satisfaction from technology infrastructure upgrades to improvements in our underwriting platforms. Combined with strategic acquisitions, our balanced growth strategy supports long-term success.

Embracing What's Next

We are incredibly proud of our team and all we have accomplished together and are even more excited about what lies ahead. Every step we take in building a new branch, launching new technology, or welcoming a new team member reflects our belief that building one relationship at a time is the best way to grow. Thank you for your continued trust and support.

Mike Molepske, Chairman and CEO   Tim McFarlane, President

BANK FIRST CORPORATION BOARD OF DIRECTORS



MIKE MOLEPSKE
Chief Executive Officer and Chairman of the Board



TIM MCFARLANE
President



MARY-KAY BOURBULAS
Co-Owner, Founder and Manager of Handen Distillery Lead Independent Director of Bank First Corporation



STEVE JOHNSON
Retired - Former Market President and Community Reinvestment Act Officer of Bank First



BOB GREGORSKI
Founder and Principal of Gregorski Development, LLC



SKIP MCCONEGHY
Vice President, Chief Accounting and Tax Officer of Johnson Controls



MICHAEL STAYER-SUPRICK
Chief Executive Officer of Johnsonville Holdings



LAURA KOHLER
Chief Sustainable Living Officer of Kohler Company
*Retiring in 2025



PETE VAN SISTINE
Founder and Chief Executive Officer of pvsfintechgroup



ERIN DAVIS
Chief Executive Officer of Quality Roasting, Inc.



PHIL MAPLES
Partner at the law firm of DeWitt, LLP



JUDY HEUN
Financial Consultant of Kohler Company
*Retiring in 2025

BANK FIRST CORPORATION OFFICERS

MIKE MOLEPSKE
Chief Executive Officer, Chairman of the Board

TIM MCFARLANE
President

KELLY DVORAK
Chief Legal Counsel

KEVIN LEMAHIEU
Chief Financial Officer

JASON KREPLINE
Chief Lending Officer

BANK FIRST SENIOR MANAGEMENT



MIKE MOLEPSKE
Chief Executive Officer



TIM MCFARLANE
President



KELLY DVORAK
Chief Legal Counsel



KEVIN LEMAHIEU
*Executive Vice President,
Chief Financial Officer*



JASON KREPLINE
*Executive Vice President,
Chief Lending Officer*



MEGHANN KASPER
Chief Credit Officer



BRENDAN MARSTON
Chief Operations Officer



MATT LONGMEYER
*Senior Vice President,
Technology Director*



DEBBIE WEYKER
*Senior Vice President,
Marketing*



SCOTT TUMA
*Vice President,
Enterprise Risk Management*



SHAROL SCHROEDER
*Senior Vice President,
Human Resources*



JEFF ZIMMERLEE
Chief Retail Officer

FINANCIAL HIGHLIGHTS







FINANCIAL HIGHLIGHTS



CONSOLIDATED NET INCOME

Dec-20	Dec-21	Dec-22	Dec-23*	Dec-24
$38,046,000	$45,444,000	$45,214,000	$74,514,000	$65,563,000



CONSOLIDATED EARNINGS PER SHARE

Dec-20	Dec-21	Dec-22	Dec-23*	Dec-24
$5.07	$5.92	$5.58	$7.28	$6.50



ANNUAL DIVIDENDS PER SHARE
(Sum of Quarterly Dividends)

Dec-20	Dec-21**	Dec-22	Dec-23	Dec-24
$0.81	$0.85	$0.94	$1.15	$1.55

* Includes the impact of a $38.9 million pretax gain on the sale of UFS, LLC and $7.8 million of pretax losses on the sale of investment securities.
** Excludes a special one-time dividend of $0.29 paid on October 6, 2021

STOCK PERFORMANCE (TOTAL RETURN)

This graph compares the yearly percentage change in cumulative shareholder return on Bank First stock with the cumulative total return of the Russell 2000 Index and the Nasdaq Bank Index for the last ten fiscal years (assuming a $100 investment on December 31, 2014 and reinvestment of all dividends).



Value of $100 invested on December 31, 2014 (10-year)
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$-
12/31/2014
12/31/2015
12/31/2016
12/31/2017
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
$100.00
$127.41
$153.39
$204.99
$221.17
$336.81
$315.86
$357.72
$465.24
$440.40
$512.10
$100.00
$94.29
$112.65
$127.44
$111.94
$138.50
$163.93
$186.38
$146.20
$168.26
$185.12
$98.41
$123.61
$143.70
$115.53
$152.65
$131.85
$178.05
$135.81
$129.30
$171.65
BFC
Russell 2000 Index
Nasdaq Bank Index (BKX)

The above performance graph and related information are neither "soliciting material" nor "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

AWARDS & RECOGNITION

Forbes – America's Best Banks 2025



We were honored to be named one of America's Best Banks for 2025 by Forbes, a recognition highlighting the financial strength, profitability, and strategic growth we've achieved over the past year. Forbes evaluates banks on ten equally weighted metrics, including net interest margin, return on average assets, and stock performance, making this a comprehensive assessment of performance and strength. This national recognition is a testament to the trust our customers place in us, the consistency of our relationship-based approach, and the impact of our talented employees who deliver innovative, value-driven solutions every day.

Raymond James – Community Bankers Cup 2023

In June 2024, Raymond James named Bank First as a recipient of the 2023 Community Bankers Cup, placing us in the top 10% of community banks in the nation. This award is based on a detailed analysis of 203 publicly traded banks with assets between $500 million and $10 billion. Banks are evaluated on six key financial measures, including return on average tangible common equity, efficiency ratio, and five-year average core deposit percentage. Being one of only 21 banks to receive this award demonstrates our ongoing focus on financial performance, operational efficiency, and long-term value creation for our shareholders and stakeholders.

S&P Global Market Intelligence – Top-Performing U.S. Community Bank

Bank First was also recognized by S&P Global Market Intelligence as one of the Top-Performing U.S. Community Banks of 2024, ranking #9 in the $3 billion to $10 billion asset category. This annual ranking evaluates banks across multiple performance indicators, emphasizing return metrics, funding mix, and risk management. Being ranked among the top ten institutions nationally is a clear indicator of our financial and strategic strength. It highlights our ability to navigate a constantly evolving financial landscape while maintaining our commitment to personal service, community investment, and long-term sustainability.

TECHNOLOGY & INNOVATION

As we look to the future, our continued investment in technology remains a key driver of our long-term strategy. In 2024, we made meaningful progress on several transformational initiatives to improve internal efficiencies, enhance the customer experience, and support scalable growth across our organization.

Empowered Core Banking Platform Implementation

One of the most significant milestones of the year was our successful implementation of the Empowered Core banking technology platform from UFS, a trusted technology outfitter for community banks. This advanced core system gives us greater flexibility, faster speed to market, and stronger fintech integration—all of which are essential to executing our strategic plans and delivering value to our customers and shareholders.

The project culminated in a seamless data and technology migration on June 23, 2024, with no disruption to our customers. This achievement was made possible by the outstanding collaboration between our internal team and the professionals at UFS. With this new platform in place, we are better positioned to support continued growth, including future acquisitions and new service offerings, while maintaining high standards for efficiency and support.

New Account Opening System In-Branch and Digital

Another significant initiative currently in development is implementing a new account opening system, designed to improve both the employee and customer experience. Internally, the system streamlines account origination and enhances workflows, allowing our team to spend less time on paperwork and more time having meaningful, engaging conversations with our customers. Externally, individuals will soon be able to open accounts online through an upgraded digital platform that is more intuitive, responsive, and user-friendly. This project began in early 2024 and represents a significant investment in our digital banking infrastructure.

Next-Generation Digital Banking Platform

We are also preparing to launch a completely redesigned online and mobile banking system in 2025. This platform will offer enhanced features, improved navigation, and expanded self-service tools—providing a seamless, personalized experience that meets the evolving expectations of today's digital banking users. This initiative also required considerable financial investment and deep involvement across our organization, underscoring our commitment to providing secure, modern, and convenient banking solutions.

Each of these advancements reflects our broader mission: to combine innovation with personalized service, and to continue building a bank that is strong, adaptable, and deeply connected to the communities we serve.

COMMUNITY

Bank First takes great pride in supporting our community. We believe by working together, we can transform lives and build stronger communities for future generations. We have created a culture focused on community involvement, and our employees are empowered to volunteer and give back in many ways.

In 2024, Bank First contributed over **$792,000** to **586** local events and non-profit organizations. Our employees donated over **7,200 hours** of volunteering in the community as well.













Giving back has allowed Bank First to develop meaningful relationships with local families, businesses, and non-profit organizations.

We believe these relationships strengthen us and the communities we serve.

INVESTING IN OUR BRANCH NETWORK

In 2024, we continued to invest in our branch network focusing on enhancing the in-person banking experience, supporting our communities, and ensuring each location reflects our brand values of quality, service, and community engagement.

In December, we proudly opened the doors to our new **Fond du Lac** branch at 825 West Johnson Street. This modern, welcoming facility replaces our previous Peters Avenue location and reflects our continued commitment to serving the Fond du Lac community. Designed with sustainability and comfort in mind, the space incorporates energy-efficient technologies, recycled materials, and artwork by local artists—creating a vibrant, community-focused environment for both customers and employees. The layout and design provide an elevated customer experience, as well as a clean, safe, and enjoyable working environment for our team.

In **Sturgeon Bay,** construction is underway on what will become our newest location in Wisconsin. We broke ground in October and look forward to opening this new branch in June 2025. The space is designed to expand access to our relationship-based banking services while delivering the same high-quality experience our customers have come to expect.

Meanwhile in **Denmark**, we've begun a full redevelopment of our branch, with completion expected by November 2025. The new energy-efficient facility will reflect the unique character of the community and include elements designed in collaboration with local artists and vendors. To ensure uninterrupted service during construction, we'll continue serving customers from a temporary banking facility on the site location.

Each of these projects reflects our long-term vision and belief that physical branches remain a vital part of delivering exceptional, personalized service.

Our new Fond du Lac location opened in December 2024






ANNUAL SHAREHOLDER MEETING

Monday, June 16, 2025
4:00 p.m. Central Daylight Time
Franciscan Center, 6751 Calumet Avenue, Manitowoc, WI 54220

SHAREHOLDER SERVICES CONTACT INFORMATION

Bank First Corporation
402 North Eighth Street
P.O. Box 10
Manitowoc, WI 54221-0010
Phone: 920-652-3360
Email: shareholderservices@bankfirst.com

LORI SISEL - Shareholder Services Officer
Phone: 920-863-1028
Email: lsisel@bankfirst.com

KELLY DVORAK - Chief Legal Counsel
Phone: 920-652-3244
Email: kdvorak@bankfirst.com

TRANSFER AGENT

COMPUTERSHARE
Shareholder Services: (800) 736-3001
Investor Center Portal: www.computershare.com/investor
Email Inquiries: web.queries@computershare.com

First Class/Registered/Certified Mail
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Courier Services
Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021

LOCATIONS

APPLETON
4201 W. Wisconsin Ave
Appleton, WI 54913

BELLEVUE
2747 Manitowoc Road
Green Bay, WI 54311

CAMBRIDGE
221 W. Main Street
Cambridge, WI 53523

CEDARBURG
W61 N529 Washington Ave
Cedarburg, WI 53012

CLINTONVILLE
135 S. Main Street
Clintonville, WI 54929

DENMARK
103 E. Main Street
Denmark, WI 54208

FOND DU LAC
825 W. Johnson Street
Fond du Lac, WI 54935

HOWARD
1951 Shawano Ave
Howard, WI 54303

IOLA
295 E. State Street
Iola, WI 54945

KIEL
110 Fremont Street
Kiel, WI 53042

MANITOWOC
2915 Custer Street
Manitowoc, WI 54220

MANITOWOC
402 N. Eighth Street
Manitowoc, WI 54220

MISHICOT
110 Baugniet Street
Mishicot, WI 54228

OSHKOSH
1159 N. Koeller Street
Oshkosh, WI 54902

PARDEEVILLE
512 S. Main Street
Pardeeville, WI 53954

PLYMOUTH
2700 Eastern Avenue
Plymouth, WI 53073

POYNETTE
105 S. Main Street
Poynette, WI 53955

REEDSVILLE
100 Mill Street
Reedsville, WI 54230

SHAWANO
835 E. Green Bay Street
Shawano, WI 54166

SHEBOYGAN
2600 Kohler Memorial Drive
Sheboygan, WI 53081

STURGEON BAY
3854 Old Highway Road
Sturgeon Bay, WI 54235

TOMAH
110 W. Veterans Street
Tomah, WI 54660

TWO RIVERS
1703 Lake Street
Two Rivers, WI 54241

VALDERS
167 Lincoln Street
Valders, WI 54245

WATERTOWN
104 W. Main Street
Watertown, WI 53094

WAUPACA
111 Jefferson Street
Waupaca, WI 54981

WAUTOMA
105 Plaza Road
Wautoma, WI 54982



bankfirst.com